SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒                                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2003

OR

☐                                 TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from               to

Commission file number

A.                                   Full title of the plan and the address of the plan, if different from that of the issuer named below:  The Macerich Property Management Company Profit Sharing Plan

B.                                     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Macerich Company

401 Wilshire Boulevard, Suite 700

Santa Monica, California 90401

REQUIRED INFORMATION

The Macerich Property Management Company Profit Sharing Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”).  Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the fiscal year ended December 31, 2003, which have been prepared in accordance with the financial reporting requirements of ERISA, are filed herewith and incorporated herein by this reference.

The written consent of Holthouse Carlin & Van Trigt LLP with respect to the annual financial statements of the Plan is filed as Exhibit 23 to this Annual Report.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf on this 28th day of June 2004, by the undersigned hereunto duly authorized.

THE MACERICH PROPERTY MANAGEMENT COMPANY PROFIT SHARING PLAN

By:	/s/ Richard A. Bayer
Richard A. Bayer, Trustee

By:	/s/ Arthur M. Coppola
Arthur M. Coppola, Trustee

By:	/s/ Thomas E. O’Hern
Thomas E. O’Hern, Trustee

1

EXHIBIT INDEX

(a)          Exhibits

Number	Description

23	Consent of Independent Accountants

99	Section 906 Certification of Thomas E. O’Hern, Chief Executive Officer and Matthew J. Mason, Chief Financial Officer of the Plan

2

THE MACERICH

PROPERTY MANAGEMENT COMPANY

PROFIT SHARING PLAN AND TRUST

FINANCIAL STATEMENTS

DECEMBER 31, 2003

WITH

INDEPENDENT AUDITORS’ REPORT

AND SUPPLEMENTARY INFORMATION

3

Independent Auditors’ Report

To the Administrative Committee of

The Macerich Property Management Company Profit Sharing Plan and Trust:

We have audited the accompanying statements of net assets available for plan benefits of The Macerich Property Management Company Profit Sharing Plan and Trust as of December 31, 2003 and 2002, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2003.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of The Macerich Property Management Company Profit Sharing Plan and Trust as of December 31, 2003 and 2002, and the changes in the net assets available for plan benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedules, as listed in the accompanying index, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Holthouse Carlin & Van Trigt LLP

Santa Monica, California

June 3, 2004

THE MACERICH PROPERTY MANAGEMENT COMPANY

PROFIT SHARING PLAN AND TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

DECEMBER 31, 2003 and 2002

	December 31,
	2003	2002

ASSETS

INVESTMENTS, at fair value
Cohen & Steers Equity Income Fund	$245,383	—
Dreyfus Premier Large Company Stock Fund	594,263	$720,800
Europacific Growth Fund	2,650,355	1,465,035
Franklin Growth Fund	53,893	45,200
Macerich Company Common Stock Fund	884,344	427,745
Massachusetts Investors Growth Stock Fund	2,365,119	787,275
MFS Fixed Fund	3,112,078	1,984,937
MFS Government Securities Fund	2,485,054	1,245,956
MFS New Discovery Fund	1,172,449	344,801
MFS Total Return Fund	1,897,808	1,308,407
Mutual Qualified Fund	1,754,681	758,530
Participant Loans	120,337	—
Templeton Foreign Fund	1,133,286	436,764
UBS S & P 500 Index Fund	1,026,371	—
UBS Tactical Allocation Fund	2,698,050	1,910,768
Washington Mutual Investors Fund	2,206,005	754,967
	24,399,475	12,191,185

RECEIVABLES
Participants’ contribution	—	9,000
Employer contribution	1,694,112	1,195,226

Total Assets	$26,093,587	$13,395,411

LIABILITIES

BENEFITS PAYABLE	—	—

NET ASSETS AVAILABLE FOR PLAN BENEFITS	$26,093,587	$13,395,411

The accompanying notes are an integral part of these statements.

THE MACERICH PROPERTY MANAGEMENT COMPANY

PROFIT SHARING PLAN AND TRUST

STATEMENT OF CHANGES IN NET ASSETS

AVAILABLE FOR PLAN BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2003

For the Year Ended December 31, 2003
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Employer contribution	$1,694,112
Participants’ contribution	2,963,032
Investment income:
Dividend and interest income	405,227
Net appreciation of fair value of investments	3,277,459
14,134,374

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	1,436,198

NET INCREASE IN PLAN NET ASSETS	6,903,632

TRANSFERS:
Proceeds from Westcor Partners 401(K) Plan merger	5,794,544

NET ASSETS AVAILABLE FOR PLAN BENEFITS:

BEGINNING OF YEAR	13,395,411

END OF YEAR	$26,093,587

The accompanying notes are an integral part of this statement.

THE MACERICH PROPERTY MANAGEMENT COMPANY

PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

NOTE 1:  DESCRIPTION OF PLAN

The following description of The Macerich Property Management Company Profit Sharing Plan and Trust (the “Plan”) provides only general information.  Participants and other interested parties should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution pension plan covering substantially all employees of The Macerich Property Management Company LLC and participating affiliates (the “Company”, the “Employer” and the “Plan Administrator”).  The Plan is subject to regulations set forth by the Department of Labor under the Employee Retirement Income Security Act of 1974 (“ERISA”).

In 2003, the Plan added the Cohen & Steers Equity Income Fund and the UBS S&P 500 Index Fund.  Also, during the 2003 the Plan did not allow for any future contributions to be made to the Franklin Growth Fund.

On January 1, 2003, employees who were previously participants in The Westcor Partners 401k Plan were granted eligibility into the Plan.  On August 1, 2003, The Westcor Partners 401K Plan was merged into the Plan and all assets, totaling $5,794,544, were transferred into the Plan.

As of August 1, 2003, the Westcor 401K Plan had 24 participant loans outstanding with a balance totaling $140,428 with interest rates ranging from 5.75% to 10.50%.  The Plan does not allow for participant loans, but was amended to allow these loans to be assumed by the Plan and paid off on their original terms.  At December 31, 2003, the participant loan balance was $120,337.

Administration

The Company has designated an Administrative Committee (the “Committee” and the “Trustees”), consisting of Richard Bayer, General Counsel, Arthur Coppola and Thomas O’Hern, officers of the Company.  Among other duties, it is the responsibility of the Committee to select and monitor performance of investments and maintain certain administrative records.  The committee approved MFS Heritage Trust Company (the “Custodian”) to receive plan contributions from the Company and invest and safeguard the Plan’s assets held for investment purposes as directed by the committee.

Employee Participation and Eligibility

All employees of the Company may become eligible to participate in the Plan, provided the employee is twenty-one years of age, has completed one year of employment during which at least 1,000 hours of service were provided, and is not covered by a collective bargaining agreement which has made retirement benefits available.  An eligible employee may enter the Plan on January 1, April 1, July 1 or October 1, which follows satisfaction of the eligibility requirements.

The Plan permits employees of newly acquired properties credit for years of service earned prior to Macerich’s ownership.  If this credit for prior service allows the acquisition employee to meet Plan eligibility requirements, they are granted the option of entering the Plan on the first day of the month following their date of hire.

Contributions

Participants are permitted to defer up to 15% of their salary, as defined in the Plan.  The Company may make discretionary contributions to the Plan from the net profits of the current year and accumulated earnings from prior years, in one or more installments.  In no event shall the contribution by the Company exceed fifteen percent (15%) of the participants’ compensation for any Plan year.  For the year ended December 31, 2003 the Company contributed three percent (3%) of the participants’ compensation totaling $1,694,112.

Vesting Provisions

The Plan was amended on December 1, 2000 to change the vesting provisions.  Company contributions to the Plan became 100% vested as of January 1, 2001.

Forfeitures

Participants who terminated employment prior to January 1, 2001, and not fully vested under the terms of the Plan up to that date, forfeit all non-vested benefits, as defined in the Plan. Forfeitures are generally added to the profit sharing contributions made by the Company for the following plan year, and are allocated proportionately to all eligible participants based on pay.  For the year ended December 31, 2003, forfeitures of $23,476 were allocated to eligible participants’ accounts

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution, Plan earnings and forfeitures, and charged with any withdrawals or distributions requested by the participant, investment losses and allocation of administrative expenses, if applicable.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account

Benefit Payments

On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account or installment payments as permitted and defined under the Plan.  For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

The Plan also permits distributions for Hardships, as defined in the Plan.

Tax Status

The Plan obtained its latest determination letter on June 10, 2002, in which the Internal Revenue Service stated that the Plan, as amended, is in compliance with the applicable requirements of the Internal Revenue Code.

Plan Expenses

All administrative expenses of the Plan are paid by the Company, or, at the election of the Company, from the Plan trust fund.  For the year ended December 31, 2003, there were no administrative expenses paid from the Plan trust fund.  The investment options have certain management fees, which reduce the overall return on assets.  The net appreciation on investments is reflected net of the management fees.

NOTE 2:  SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared using the accrual basis of accounting.

Investment Valuation and Income Recognition

In compliance with the requirements of ERISA, cash and equity funds are reported at fair value.  The investments and changes therein of the trust funds have been reported to the Plan by the custodian using fair value.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Concentration of Risk

The Plan has exposure to risk to the extent that its investments are subject to market fluctuations that may materially affect the value of the investment balances.

Benefits Payable to Former Participants

The American Institute of Certified Public Accountants (AICPA) has issued guidelines regarding amounts due to former plan participants but not paid by year-end.  The AICPA requires these amounts to be classified as net assets available for plan benefits, and not as liabilities of the Plan.  Included in net assets available for plan benefits at December 31, 2003, are amounts which may become payable to participants who are not active participants of the Plan.

NOTE 3:  INVESTMENTS

As of December 31, 2003, participants may choose to direct the investments of their accounts from the following:

Cohen & Steers Equity Income Fund

The investment objective of the fund is high current income through investment in real estate securities.  Capital appreciation is a secondary investment objective.  Normally, the fund invests at least 80% of its total assets in common stocks, and other equity securities issued by real estate companies, such as “real estate investment trusts.”

Dreyfus Premier Large Company Stock Fund

Dreyfus Premier Large Company Stock Fund seeks capital appreciation and income.  The fund invests at least 65% of assets in a blended portfolio of growth and value stocks chosen through a disciplined investment process that combines computer modeling techniques, fundamental analysis and risk management.  It invests in companies and industries whose sector weightings and risk characteristics, such as growth, size, quality and yield, are similar to those of the S&P 500.

EuroPacific Growth Fund

EuroPacific Growth Fund seeks long-term of capital growth.  The fund invests primarily in equity securities of issuers domiciled in Europe or the Pacific Ram.  It may also invest in convertible securities and straight debt securities; no more than 5% of assets may be invested in debt securities rated below investment-grade.

Franklin Growth Fund

Franklin Growth Fund seeks capital appreciation; current income is a secondary consideration.  The fund will normally invest in equity securities of companies that are leaders in their industries.  It may invest up to 40% of assets in smaller companies, as well as in new and emerging industries where growth is expected to be above average.

Macerich Company Common Stock Fund

This fund seeks capital appreciation and dividend income through investment in common stock of The Macerich Company, the Plan Sponsor, and thus a related party and party-in-interest.  The Fund allows Plan members the ability to participate in the ownership of their employer’s common stock.  Participants are directed not to allocate more than 25% of deferrals to the purchase of this investment.

Massachusetts Investors Growth Stock Fund

Massachusetts Investors Growth Stock Fund seeks long-term growth of capital and future income, rather than current income.  The fund invests primarily in common stocks or convertibles issued by companies exhibiting above-average prospects for long-term growth.  It may invest up to 35% of assets in foreign securities.  It may also invest in securities issued in emerging markets.

MFS Fixed Fund

MFS Fixed Fund is a stable value open-end collective investment trust.  The investment objective of the fund is to earn a current income stream that is relatively consistent over time.  The fund strives to maintain a stable $1 unit value (although this is not guaranteed) and has the potential for higher income than a money market fund.

MFS Government Securities Fund

MFS Government Securities Fund seeks current income and preservation of principal.  The fund invests primarily in U.S. government obligations, including U.S. Treasury obligations and government agency mortgage-backed securities.  It may invest a significant portion of assets in Government National Mortgage Association certificates.

MFS New Discovery Fund

MFS New Discovery Fund seeks capital appreciation.  The fund normally invests at least 65% of assets in equities of companies that the advisor believes have superior growth prospects.  It generally focuses on companies with small market capitalizations relative to the companies in the Russell 2000 Index.  It may also invest in fixed-income securities including up to 10% of assets rated BB or lower.  The fund may invest up to 20% of assets in foreign securities not traded on a U.S. exchange.

MFS Total Return Fund

MFS Total Return Fund generally maintains 40% to 75% of assets in equity securities.  It typically invests the balance in debt securities, including up to 20% of assets in debt rated below BB.  The fund may invest of to 20% in foreign securities, including Brady Bonds.

Mutual Qualified Fund

Mutual Qualified Fund seeks capital appreciation; income is secondary.  The fund invests primarily in common and preferred stocks, and debt of any credit quality.  The advisor seeks securities that it believes are selling at prices below their intrinsic value.  The fund may also invest in companies involved in prospective mergers, consolidations, liquidations, reorganizations, or other special situations.

Templeton Foreign Fund

Templeton Foreign Fund seeks long-term capital growth.  The fund invests primarily in stocks and debt securities of companies and governments outside of the United States.  It maintains a flexible investment policy and can invest in all types of securities and in any foreign country, developed or underdeveloped.  The fund generally invests up to 25% of assets in foreign debt securities.

UBS S&P 500 Index Fund

UBS S&P 500 Index Fund seeks to replicate the total return of the S&P 500 Index.  The fund invests at least 80% of its net assets in common stocks issued by companies represented in the S&P 500 Index.

UBS Tactical Allocation Fund

UBS Tactical Allocation Fund uses an asset allocation model to set the levels of stocks, notes and cash.  The model weighs expected earnings growth, stock prices and short-term interest rates in setting its asset allocation.

Washington Mutual Investors Fund

Washington Mutual Investors Fund seeks income and the opportunity for growth of principal.  The fund invests in common stocks or equivalent securities.

The following presents investments that represent 5 percent or more of the Plan’s net assets as of December 31, 2003.

EuroPacific Growth Fund	$2,650,355
Massachusetts Investors Growth Stock Fund	2,365,119
MFS Government Securities Fund	2,485,054
MFS Fixed Fund	3,112,078
MFS Total Return Fund	1,897,808
Mutual Qualified Fund	1,754,681
UBS Tactical Allocation Fund	2,698,050
Washington Mutual Investors Fund	2,206,005

For the year ended December 31, 2003 net appreciation on registered investment companies was $3,046,004 and net appreciation on the Macerich Company Common Stock Fund was $231,455.

NOTE 4:  PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

NOTE 5:  SUBSEQUENT EVENT

On January 1, 2004, the Plan added the MFS Research Bond Fund. This fund invests at least 80% of assets in fixed income securities such as investment-grade corporate fixed income securities, U.S. government securities, U.S. high-yield fixed income securities (commonly known as junk bonds), foreign fixed income securities, and mortgage-backed and asset backed securities. Also, during 2004 the Plan transferred all assets of the Dreyfus Premier Large Company Stock Fund to the UBS S&P 500 Index Fund.

On January 1, 2004, the Plan adopted the “Safe Harbor” provisions under Sections 401(k)(12) and 401(m)(11) of the Internal Revenue Code.  In accordance with adopting these provisions, the Company began matching contributions equal to 100 percent of the first 3 percent of compensation deferred by a participant and 50 percent of the next 2 percent of compensation deferred by a participant.

THE MACERICH PROPERTY MANAGEMENT COMPANY

PROFIT SHARING PLAN AND TRUST

EIN 95-4203908 PLAN NO. 001

SUPPLEMENTARY INFORMATION

SCHEDULES PROVIDED PURSUANT TO

THE DEPARTMENT OF LABOR RULES AND REGULATIONS

Note:                   Certain schedules required under the Employee Retirement Income Security Act of 1974 have been omitted, as they are not applicable.

THE MACERICH PROPERTY MANAGEMENT COMPANY

PROFIT SHARING PLAN AND TRUST

EIN 95-4203908 PLAN NO. 001

SCHEDULE OF ASSETS (HELD AT YEAR END)

DECEMBER 31, 2003

Identity of Issuer	Description of Investment	Market Value
Cohen & Steers	Cohen & Steers Equity Income Fund	$245,383
Dreyfus	Dreyfus Premier Large Company Stock Fund	594,262
Franklin	Franklin Growth Fund	53,893
Capital	EuroPacific Growth Fund	2,650,355
Macerich *	Macerich Company Common Stock Fund	884,344
MFS *	Massachusetts Investors Growth Stock Fund	2,365,119
MFS *	MFS Government Securities Fund	2,485,054
MFS *	MFS Fixed Fund	3,112,078
MFS *	MFS New Discovery Fund	1,172,449
MFS *	MFS Total Return Fund	1,897,808
Franklin	Mutual Qualified Fund	1,754,681
*	Participant Loans	120,337
Templeton	Templeton Foreign Fund	1,133,286
UBS	UBS Tactical Allocation Fund	2,698,050
UBS	UBS S&P 500 Index Fund	1,026,371
Capital	Washington Mutual Investors Fund	2,206,005
	Total	$24,399,475

*Indicates a party-in-interest

The accompanying notes are an integral part of this supplemental schedule.